FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Signatures
Developing a Successful Cancer Therapeutic
Letter to Shareholders
REOLYSIN®
Clinical and Regulatory Strategy
T2 PROSTATE CANCER TRIAL
PHASE I/II RECURRENT MALIGNANT GLIOMA (BRAIN CANCER) TRIAL
Systemic Administration a Primary Focus in 2003
Management Team
Directors
ANNUAL REPORT FINANCIAL REVIEW 2002
Profile
Management Discussion and Analysis
Management Report
Auditors’ Report
Balance Sheets
Statement of Loss and Deficit
Statement of Cash Flows
Notes to Financial Statements

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date May 12, 2003	By: /s/ Douglas A. Ball Douglas A. Ball Chief Financial Officer

Annual and Special Meeting of Shareholders
to be held on May 28, 2003

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

     This Management Proxy Circular (the “Information Circular”) is furnished in connection with the solicitation by the management of Oncolytics Biotech Inc. (“Oncolytics” or the “Corporation”) of proxies to be used at the annual and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of the Corporation, which is to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

     Bradley G. Thompson and Douglas A. Ball (the management designees named in the accompanying Instrument of Proxy) are both officers of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than Bradley G. Thompson or Douglas A. Ball, to represent the Shareholder at the Meeting. To exercise this right, a Shareholder should insert the name of the other person in the blank space provided on the Instrument of Proxy or complete another appropriate form of proxy. A form of proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays and holidays) before the time of the Meeting, or any adjournment thereof.

     A Shareholder who has given a form of proxy may revoke it, in any manner permitted by law including, by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney of the corporation and deposited either at the registered office of the Corporation, being Bennett Jones LLP, 4500 Bankers Hall East, 855 — 2nd Street S.W., Calgary, Alberta T2P 4K7, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the form of proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof. In addition, a form of proxy may be revoked by the Shareholder personally attending at the Meeting and voting his or her shares.

Signing of Proxy

     The Instrument of Proxy must be signed by the Shareholder or the Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Voting of Proxies and Exercise of Discretion by Proxyholders

     All common shares of the Corporation (“Common Shares”) represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them on any ballot that may be called for at the Meeting. In the absence of such direction, the Common Shares will be voted FOR: (i) the election of directors set forth in this Information Circular; (ii) the reappointment of Oncolytics’ current auditors, at such remuneration as may be determined by the board of directors of the Corporation, all as more particularly described in this Information Circular; (iii) the approval by way of ordinary resolution, of an increase in the number of Common Shares reserved for issuance pursuant to the Corporation’s stock option plan (the “Plan”) and (iv) the approval by way of ordinary resolution, of future private placements of up to 50% of the issued and outstanding common shares of the Corporation, at any time until the next annual meeting of shareholders, subject to the policies of the Toronto Stock Exchange. The accompanying Instrument of Proxy also confers discretionary authority upon the persons named therein with respect to amendments of, or variations to, the matters identified in the Notice of Annual and Special Meeting and with respect to other matters that may properly be brought before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares — General

     The record date for the purpose of determining holders of Common Shares is April 24, 2003 Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares, subsequent to April 24, 2003; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting. The transfer books will not be closed.

     As at the date hereof, there were 22,285,284 Common Shares issued and outstanding.

Advice to Beneficial Holders of Common Shares

     The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

     Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically mails a special proxy form to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. Alternatively, Beneficial Shareholders can either call their toll-free telephone to vote their Common Shares or access ADP’s dedicated voting website at to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy form from ADP cannot use that proxy to vote shares directly at the Meeting — the proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

     Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Principal Holders of Common Shares

     To the best of the knowledge of the Corporation, as at the date hereof, there are no persons or companies who own beneficially, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

     The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Chief Executive Officer of the Corporation and the other executive officers of the Corporation who received total remuneration, determined on the basis of base salary and bonuses, in excess of $100,000 during the financial year ended December 31, 2002 (the “Named Executive Officers”).

					Long Term
		Annual Compensation			Compensation

				Other Annual	Securities Under	All Other
Name and Principal		Salary	Bonus	Compensation(1)	Options Granted	Compensation
Position	Year	($)	($)	($)	(#)	($)

Dr. Bradley G. Thompson	2002	$200,000	nil	$13,500	60,000	$12,000
President and	2001	$170,000	$38,250	$13,500	43,000	$10,200
Chief Executive Officer	2000	$120,000	$102,000	$13,500	15,000	nil
Douglas A. Ball(2)	2002	$176,000	nil	$13,500	47,500	$9,840
Chief Financial Officer	2001	$162,000	$33,750	$13,500	47,000	$9,000
	2000	$116,500	$68,000	$13,500	265,000	$12,500
Dr. Matthew Coffey	2002	$145,000	nil	$13,500	47,500	$8,700
Vice President Product	2001	$130,000	$38,250	$13,500	38,000	$7,800
Development	2000	$84,000	$71,400	$13,500	15,000	nil
Dr. Wayne Schnarr(3)	2002	$170,000	nil	$13,500	47,500	$10,200
Vice President	2001	$94,564	$21,000	nil	387,000	$5,600
Corporate Development

Notes:

(1)	Perquisites and other personal benefits received in the respective periods did not exceed the lessor of $50,000 and 10% of the total annual salary and bonuses for any of the named executive officers.

(2)	Mr. Ball commenced service as Chief Financial Officer on May 17, 2000.

(3)	Dr. Schnarr commenced services with the Corporation on May 30, 2001.

There are no long term incentive, benefit or actuarial plans in place. The Corporation does not currently have a stock appreciation rights plan.

Management Contracts

     The Corporation has entered into employment agreements with each of the Named Executive Officers (each an “Employment Agreement”). Pursuant to the terms of the Employment Agreements, Dr. Thompson is entitled to an annual salary of $240,000 for the calendar year 2003, Mr. Ball is entitled to an annual salary of $181,280 for the calendar year 2003, Dr. Coffey is entitled to an annual salary of $160,000 for the calendar year 2003 and Dr. Schnarr is entitled to an annual salary of $175,100 for the calendar year 2003. Further, each Named Executive Officer is entitled to additional benefits and performance-based bonuses. The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Corporation. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

Stock Options

Option Grants During the Year Ended December 31, 2002

     Stock options granted to the Named Executive Officers during the financial year ended December 31, 2002 were as follows:

				Closing
	Common Shares	% of Total		Market Price
	Under Options	Options Granted	Exercise	on Date of
	Granted	in Fiscal Year	Price	Grant	Expiry Date

Dr. Bradley G. Thompson	50,000	9.0%	$2.70	$2.70	May 16, 2012
	10,000	1.8%	$2.00	$2.00	Dec. 13, 2012
Douglas A. Ball	37,500	6.7%	$2.70	$2.70	May 16, 2012
	10,000	1.8%	$2.00	$2.00	Dec. 13, 2012
Dr. Matthew Coffey	37,500	6.7%	$2.70	$2.70	May 16, 2012
	10,000	1.8%	$2.00	$2.00	Dec. 13, 2012
Dr. Wayne Schnarr	37,500	6.7%	$2.70	$2.70	May 16, 2012
	10,000	1.8%	$2.00	$2.00	Dec 13, 2012

Aggregated Option Exercises During the Year Ended December 31, 2002 and Financial Year-End Option Values

     The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at December 31, 2002 and options exercised by the Named Executive Officers during the financial year ended December 31, 2002:

					Value of Unexercised
			Unexercised Options at		in-the-Money Options at
	Securities	Aggregate	December 31, 2002		December 31, 2002
	Acquired on	Value	(#)		(#)(1)
	Exercise	Realized
	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Dr. Bradley G. Thompson	nil	nil	759,500	nil	$686,405	nil
Douglas A. Ball	nil	nil	374,500	nil	$16,050	nil
Dr. Matthew Coffey	nil	nil	396,250	nil	$316,452	nil
Dr. Wayne Schnarr	nil	nil	309,500	125,000	nil	nil

Note:

(1)	The value of the unexercised “in-the-money” options has been determined by subtracting the exercise price of the options from the closing Common Share price of $1.92 on December 31, 2002, as reported by the Toronto Stock Exchange, and multiplying by the number of Common Shares that may be acquired upon the exercise of the options.

Termination of Employment or Change of Control

     If an Employment Agreement is terminated by the Corporation other than for cause, then all unexercised and unvested stock options then held by the Named Executive Officer shall forthwith vest and become exercisable and the Named Executive Officer shall be entitled to 12 months pay in lieu of notice; except for the President and Chief Executive Officer who is entitled to 18 months pay in lieu of notice. Further, if there is a change of control of the Corporation and a Named Executive Officer is terminated without cause within two years following such change of control, then the Named Executive Officer shall be entitled to 24 months pay in lieu of notice; except for the President and Chief Executive Officer who is entitled to 36 months pay in lieu of notice.

Compensation of Directors

     Each director who is not a salaried employee of the Corporation is entitled to a fee of $1,500 per board meeting attended and $750 per committee meeting attended ($1,500 in respect of audit committee meetings attended). The Corporation also grants to directors, from time to time, stock options in accordance with the Corporation’s stock option plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors’ capacity. In the aggregate, a total of $36,000 in directors fees was paid to the board of directors of the Corporation during the fiscal year ended December 31, 2002. During the fiscal year ended December 31, 2002, 7,500 options were granted at an exercise price of $2.70 per Common Share and 10,000 options were granted at an exercise price of $2.00 per Common Share in each instance to each of four directors who were not salaried employees of the Corporation and 50,000 options were granted to one director at an exercise price of $3.26 and 50,000 options were granted to one director at an exercise price of $1.79. The exercise price of the options granted was based on the market price of the Common Shares at the time of grant.

Composition of the Compensation Committee

     The Corporation has formed a Compensation Committee consisting of two outside directors (Messrs. Noujaim and Stewart), neither of whom are employees or officers of the Corporation or any of its affiliates, and Dr. Thompson, the President and Chief Executive Officer of the Corporation.

Report on Executive Compensation

     In arriving at its compensation decisions, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development. Based on these factors, compensation is focused on performance-based factors. The Compensation Committee undertakes market comparisons and provides advice to the board of directors of Oncolytics on developing appropriate compensation arrangements, based on information from other corporations, published data and reports from external consultants. The Compensation Committee, with the exclusion of Dr. Thompson, also makes specific recommendations to the board of directors of Oncolytics with respect to compensation paid to the Corporation’s executive and senior officers.

     The objectives of the Corporation’s compensation arrangements are: (i) to attract and retain key personnel; (ii) to encourage commitment to the Corporation and its goals; (iii) to align executive interests with those of its shareholders; (iv) to reward executives for performance in relation to predetermined and quantifiable goals; and (v) to identify and focus executives on key business factors that affect shareholder value.

     Submitted by the Compensation Committee:

Antoine Noujaim (Chairman) Fred Stewart Brad Thompson

Performance Graphs

     The following graph and table compare the change in the cumulative total shareholder return on the Common Shares over the period from November 8, 1999 (the date the Common Shares commenced trading) to December 31, 2002 (assuming a $100 investment was made on November 8, 1999 at the opening price of the Common Shares on that date) with the cumulative total return of the S&P TSX Composite Index over the same period, assuming reinvestment of dividends.

CUMULATIVE TOTAL RETURN ON $100 INVESTMENT

	Nov 8, 1999	Dec 31, 1999	Dec 31, 2000	Dec 31, 2001	Dec 31, 2002

Oncolytics	$100	$282	$1,158	$813	$226
S&P TSX Composite Index	$100	$115	$174	$151	$132

Indebtedness of Directors and Senior Officers

     No director, officer or proposed nominee for election as a director of the Corporation or any associate of any such persons is, or has been, indebted to the Corporation.

Interest of Insiders in Material Transactions

     Pursuant to an assignment dated July 29, 1999, the obligation to make certain milestone and royalty payments to the parties that sold shares in the Corporation to SYNSORB was assigned from SYNSORB to the Corporation. The Corporation thereby agreed to indemnify and save harmless SYNSORB from all actions, suits, demands, claims, costs, losses, expenses, charges and damages brought against SYNSORB in relation to the payment or non-payment of such obligations, however such assignment does not affect or release SYNSORB from its liabilities and responsibilities under the terms of a share purchase agreement dated April 21, 1999 providing for the acquisition by SYNSORB of all of the then outstanding Common Shares. Part of the milestone and royalty payments outlined in this agreement will be payable by the Corporation to, among others, Dr. Thompson and Dr. Coffey in partial consideration for the sale of their shares of the Corporation to SYNSORB.

     Other than as discussed herein, there are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The Board of Directors is responsible for overseeing the management of the business and affairs of the Corporation. The Board of Directors is responsible for establishing the Corporation’s policy direction and fundamental objectives. The Board of Directors delegates to management the responsibility and authority to direct the Corporation’s day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Certain matters, including the acquisition or development of new lines of business, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.

     The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board of Directors reviews and provides advice with respect to key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. The Corporate Governance Committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as other corporate governance issues and the Audit Committee assists the Board in matters pertaining to management information and internal control systems. The Board of Directors also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and approves the Corporation’s interim financial statements, and reviews and recommends the year end audited financial statements for approval by the Board. The Board of Directors also has a Compensation Committee which is responsible for attracting, retaining and fairly compensating employees of the Corporation. This Committee is also responsible for succession planning. Subject to limited exceptions, these committees generally do not have decision-making authority. Rather, they convey their findings and make recommendations on matters falling within their respective mandates to the full Board of Directors.

     The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Corporate Governance Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Corporation.

     The following represents a tabular review of the corporate governance guidelines (the “Guidelines”) of the Toronto Stock Exchange, and the Corporation’s alignment with each of them as at December 31, 2002.

Corporate Governance	Oncolytics
Guidelines	Alignment	Commentary

1. The Board of Directors should explicitly assume responsibility for the stewardship of the Corporation, and specifically for:	Yes	The Board has adopted a formal mandate setting out their responsibility, and reviews this mandate at least annually. In addition to the items following, the Board approves by specific resolution, matters related to financings, acquisitions, divestitures, significant expenditures or commitments whether or not approved as part of the annual business plan. The Board also formalizes its expectations of management, through the budget approval process and setting of objectives for the Corporation and its management.

Corporate Governance	Oncolytics
Guidelines	Alignment	Commentary

a. adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business	Yes	The Board annually reviews and approves the strategic plan, taking into account business risks and opportunities, and assists by providing advice on key strategic initiatives and projects.

b. identification of principal risks, and implementing risk management systems	Yes	The Board’s participation in and review of the annual budget, annual capital plan and strategic plan involves identification of the principal business risks and the appropriate implementation of systems, procedures and activities to address these risks. In addition, various committees of the Board focus on specific areas of risk.

c. succession planning, including appointing, training and monitoring senior management	Yes	The Board is responsible for monitoring and reviewing the performance of the Chief Executive Officer and through the Chief Executive Officer, the evaluation of the senior officers of the Corporation. The Board is directly responsible for the appointment and succession planning of the Chief Executive Officer, and the Board and the Chief Executive Officer are jointly involved and responsible for the appointment, training and monitoring of senior management. The Compensation Committee of the Board conducts an annual review of the performance of the Chief Executive Officer and together with the Chief Executive Officer perform an annual review of the performance of senior management.

d. communications policy	Yes	The Board is specifically mandated to ensure systems are in place for communications with the Corporation’s shareholders and other stakeholders. The Corporation seeks to provide timely and meaningful information to its shareholders and other stakeholders through a variety of channels, including its annual reports, quarterly reports, news releases, website and call-in conference calls. The Corporation has implemented a policy to ensure appropriate, timely and full disclosure of information, (Corporate Disclosure Policy) and monitors its activities for compliance through the Board and the appropriate committees. The Corporation encourages and provides for stakeholder feedback through communications and investor relations programs.

Corporate Governance	Oncolytics
Guidelines	Alignment	Commentary

e. integrity of internal control and management information systems	Yes	The Board is specifically mandated to ensure processes are in place to monitor and maintain the integrity of the Corporation’s internal control and management information systems. The Audit Committee is specifically assigned the responsibility to review, assess and report to the Board on the effectiveness of financial reporting, the appropriateness of systems in place and of the information available to management.

2. Majority of directors should be unrelated	Yes	As at December 31, 2002, the Corporation had seven directors. Five directors (Dr. Antoine Noujaim, Mr. Fred Stewart, Mr. Bob Schultz, Mr. George Masters and Dr. William A. Cochrane) are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholdings.

3. Disclose which directors are related	Yes	Two of the seven directors (Dr. Thompson and Mr. Ball) are related directors.

4. Appoint a committee comprised exclusively of outside directors (the majority of whom are unrelated) responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis	No	The Chairman of the Board (Dr. Thompson), a related director, solicits input from all directors, consolidates the information, and provides the information to the Corporate Governance Committee. It is the responsibility of the full Board to approve the proposal of the slate of directors for the upcoming year to the shareholders. Proposed candidates and the ongoing assessment of directors is established through the Corporate Governance Committee in discussion with the Chairman.

5. Implement a process for assessing the effectiveness of the Board of Directors, its committees and individual directors	Yes	The Corporate Governance Committee assesses and evaluates, on at least an annual basis, the performance and contribution of individual members of the Board and the effectiveness of the Board and its committees.

6. Provide orientation and education programs for new directors	Yes	The Corporation provides orientation sessions and educational materials to new board members, and senior management makes presentations on key matters.

Corporate Governance	Oncolytics
Guidelines	Alignment	Commentary

7. Review the size of Board of Directors and establish a board size which facilitates effective decision making	Yes	There are currently seven members of the Board. It is proposed that seven members be elected at the Meeting. The Board has determined that an appropriate size for Oncolytic’s Board of Directors is presently in the range of seven to nine directors. As a consequence, the Corporation is seeking additional qualified directors to act as members of the Board.

8. Review the adequacy and form of the compensation of directors and whether it reflects the responsibilities and risks of an effective director	Yes	The Compensation Committee reviews and reports to the Board on director compensation issues. The Compensation Committee has developed guidelines for director compensation based on, among other factors, directors’ roles and responsibilities and an analysis of the competitive position of Oncolytics’ director compensation program and ability to draw directors with the background and experience required to develop an effective board.
9. Committees should generally be composed of outside directors, a majority of whom are unrelated	No	The Audit Committee is comprised of Dr. Noujaim and Mr. Stewart who are both outside and unrelated directors, and the Chairman, who is a related director. The Compensation Committee is comprised of two directors, Dr. Noujaim and Mr. Stewart who are outside and unrelated, and the Chairman, who is a related director. The Corporate Governance Committee is comprised of Mr. Schultz and Dr. Cochrane who are both outside and unrelated directors.

10. Appoint a committee responsible for the approach to corporate governance issues	Yes	The Corporate Governance Committee is responsible for developing and implementing policies and activities with respect to corporate governance matters.

11a. Define the limits to management’s responsibilities by developing mandates for the Board and the Chief Executive Officer	Yes	The Board reviews and approves the annual budget and business plan. In addition to the budget review and approval process, significant items are brought to the Board for their review and approval. Upon completion of the review process, limits and responsibilities as between management and the Board are developed for the ensuing year.

Corporate Governance	Oncolytics
Guidelines	Alignment	Commentary

11b. The Board should approve corporate objectives which the Chief Executive Officer is responsible for attaining and assess the Chief Executive Officer against these objectives	Yes	There is a definition of the responsibilities and accountabilities for the office of the Chief Executive Officer, including corporate objectives established by the Board and assigned as the responsibility of the Chief Executive Officer. Performance of the Chief Executive Officer is reviewed annually by the Board through the Compensation Committee in conjunction with the annual compensation reviews. This review is reported to the board without management representatives or related directors present.

12a. Implement structures and procedures to ensure the Board can function independently of management	Yes	The Board establishes a portion of each regularly scheduled meeting to discuss any issues without management directors being present. In addition, all committees of the Board set aside a portion of the meeting to meet without management or related directors being present. In addition, at the request of any director, a meeting of the board or any committee can be convened without the attendance of management or related directors.

12b. Appoint a chairman who is independent of management or assign responsibility to a “Lead Director”	Yes	The Board has appointed a Chairman who is related, and has appointed Mr. Schultz, who is an independent and unrelated director, as the Lead Director. All committees of the board have established mandates which are annually reviewed and approved by the Board.

The principal responsibility of the Lead Director is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Lead Director, individually or with the support of the committees, consults with the Chairman/President and Chief Executive Officer on selection of committee members and chairs, board meeting and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of board meetings. The Lead Director also consults directly with other directors on issues of board independence or dissent, conflicts of interest of the Chairman/President and Chief Executive Officer, or personal liability matters.

Corporate Governance	Oncolytics
Guidelines	Alignment	Commentary

13. The Audit Committee should:

a. be comprised only of outside directors, all of the members of the committee should be financially literate, and at least one member should have accounting or related financial expertise.	No	The Audit Committee is comprised of three board members, two of which are outside and unrelated, and the Chairman, who is a related director. All three members are financially literate, with two members having extensive experience as Chief Executive Officers of publicly traded companies, and the third member having extensive experience with corporate reporting through his previous responsibilities as a lawyer, as a member of government, and his participation on the boards of various companies.

b. have roles and responsibilities specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties	Yes	The Audit Committee has established defined terms of reference that have been approved by the Board. The mandate of the Audit Committee includes but is not limited to the following duties:

• Establishing and maintaining a relationship with the external auditors ensuring the independence of the external auditor, and establishing the board’s expectations of the external auditors. This includes specifying that the external auditor is ultimately accountable to the board of directors and the audit committee as representatives of shareholders.

• Meet with the auditors and management of the Corporation, review financial statements and the financial position of the Corporation, review internal control procedures, and submit recommendations to the Board. Quarterly unaudited financial statements are approved by the Audit Committee, and year-end audited financial statements are reviewed by the Audit Committee, and recommended to the Board for final approval.

Corporate Governance	Oncolytics
Guidelines	Alignment	Commentary

		•	Review the audit plan with the external auditors prior to the audit being undertaken.

		•	Review with management and the auditors any alternative practices or policies and their appropriateness, particularly with respect to any controversial or emerging issues.

		•	Review any accrual provisions or estimates that have a significant impact on the financial statements.

		•	Review and assess management programs and policies regarding the adequacy and effectiveness of internal controls over accounting and financial reporting systems within the Corporation, and provide its expectations with respect to the internal audit function.

		•	The Audit Committee considers whether the external auditors should be appointed for the ensuing year and make recommendations in this regard to the Board.

The mandate of the audit committee is reviewed by the Audit Committee and the Board and reassessed for adequacy no less than annually.

c. have direct communication channels with the external auditors	Yes	The external auditors attend each scheduled meeting of the Audit Committee. At each meeting, the Audit Committee sets aside a portion of the meeting to discuss matters with the auditors without management or any related directors present. In addition to other matters, the committee discusses with the auditors both the quality and acceptability of the Corporation’s accounting principles and policies. The Audit Committee also has the authority to call a meeting without management or related directors present at its discretion, and engage experts as required to address any issues important to its mandate or as delegated to it by the board.

d. have oversight responsibility for management reporting on internal control	Yes	The mandate for the Audit Committee establishes reporting on internal control as a responsibility of the committee.

Corporate Governance	Oncolytics
Guidelines	Alignment	Commentary

e. be responsible to ensure that management has designed and implemented an effective system of internal control	Yes	The mandate of the Audit Committee includes the establishment and implementation of an effective and appropriate system of internal control. The Audit Committee utilizes the external auditors to report on control matters as well as utilizing other resources as deemed necessary and appropriate under the circumstances.

14. Implement a system to enable individual directors to engage outside advisors at the Corporation’s expense	Yes	Individual directors may engage outside advisors at the Corporation’s expense with the approval of the Chairman of the Board or the Lead Director.

RECEIPT OF FINANCIAL STATEMENTS

     The audited financial statements of the Corporation for the year ended December 31, 2002 and the auditors’ report thereon will be presented for consideration at the Meeting.

ELECTION OF DIRECTORS

     The term of office for each director of the Corporation is from the date of the Shareholders’ meeting at which he or she is elected until the next annual meeting of the Shareholders or until his or her successor is elected or appointed. At the Meeting, a board of seven directors is to be elected. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to elect the nominees specified below as directors of the Corporation. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed Instrument of Proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.

     The following table states the names and municipalities of residence of all persons proposed to be nominated for election as directors, the position or office now held by them, their principal occupation or employment history, the date on which they became directors of the Corporation and the number of Common Shares owned by them or over which they exercise control or direction as at April 15, 2003:

			Number of Shares
			Beneficially
Name, Present Office Held and	History of	Date Became a	Owned and
Municipality of Residence	Principal Occupations	Director	Controlled(4)

Bradley G. Thompson, Ph.D. (1)(2) Calgary, Alberta	Executive Chairman of the Board, President and Chief Executive Officer of Oncolytics since April 1999. Executive Chairman of the Board of SYNSORB from February 1999 to July 1999. Chief Executive Officer of SYNSORB from May 1994 to February 1999.	April 21, 1999	9,500

Number of Shares
Beneficially
Name, Present Office Held and	History of	Date Became a	Owned and
Municipality of Residence	Principal Occupations	Director	Controlled(4)

Douglas Ball, C.A. Calgary, Alberta	Chief Financial Officer of the Corporation since May 2000. Prior thereto, the Vice President, Finance and Chief Financial Officer of SYNSORB since June 1997. Prior to this, he was the Vice President, Finance and Administration and Chief Financial Officer of ECL Group of Companies Ltd. Mr. Ball held this position from December 1995 until May 1997. Prior to ECL, he was Controller and then Vice President and Controller of Canadian Airlines International Ltd. from June 1993 until August 1995.	April 21, 1999	nil

William A. Cochrane, OC, M.D.(3) Calgary, Alberta	Chairman of Stressgen Biotechnologies Corporation (a public biopharmaceutical company) since May 1994. President of W.A. Cochrane & Associates, Inc.(a consulting company) since 1989. Chairman of UTI at the University of Calgary since 2000. Dr. Cochrane sits on a number of boards of Canadian and American companies. Dr. Cochrane is an Officer of the Order of Canada and a 2002 recipient of the Queen’s Golden Jubilee Medal. Dr. Cochrane also served as the Deputy Minister of Health Services for the Province of Alberta from 1973 to 1974.	October 31, 2002	nil

George Masters Churchpoint, Nova Scotia	Interim President & Chief Executive Officer for Signalgene Inc. (a public biopharmaceutical company) since May 30, 2002 and is also Chairman of the Board of Signalgene Inc. since April 2001 and a director since September 2000. In addition, Mr. Masters is Chairman of the Board of Directors of Biocatalyst Yorkton Inc. (a private venture capital company) since December 1996. Mr. Masters is also the Vice Chairman of Hemosol Inc. (a public biopharmaceutical company), a position he has held since 1992.	April 5, 2002	nil

Antoine A. Noujaim, Ph.D. (1)(2) Edmonton, Alberta	President & Chief Executive Officer of ViRexx Research Inc. (a private biopharmaceutical company) since July, 2002. Formerly Chairman of the Board of AltaRex Corp. (a public biopharmaceutical company) from February 1998 to July, 2002. President and Chief Executive Officer of AltaRex Corp., from November 1995 to February 1998. Prior thereto, Dr. Noujaim was the President of Biomira Research Inc., a division of Biomira Inc. (a public	August 27, 1999	nil

Number of Shares
Beneficially
Name, Present Office Held and	History of	Date Became a	Owned and
Municipality of Residence	Principal Occupations	Director	Controlled(4)

	biopharmaceutical company) from 1994 to 1995 and Senior Vice-President of the Immunoconjugate Division of Biomira Inc. from 1989 to November 1995. Dr. Noujaim also served as a Director of Biomira Inc. from 1985 to 1995.		nil

Robert B. Schultz, F.C.A. (3) Toronto, Ontario	Chairman and Director of Rockwater Capital Corporation formerly, McCarvill Corporation (a financial services company) since June 2001. Director and special advisor to Merrill Lynch Canada (a public financial services company) from May 1, 2000 to June 2001. Chairman and Chief Executive Officer of Merrill Lynch Canada from August 1998 until May 1, 2000. Prior to this appointment, Mr. Schultz was Chief Executive Officer at Midland Walwyn since 1990.	June 30, 2000	nil

Fred A. Stewart, LL.B., Q.C. (1)(2) Bragg Creek, Alberta	President of Fred Stewart & Associates Inc. (a government and corporate relations consulting company). Prior to that, Mr. Stewart was an associate with Milner Fenerty, Barristers and Solicitors from June 1993 to March 1996. Mr. Stewart served as Member of the Legislative Assembly of the Province of Alberta from 1986 to 1993.	August 27, 1999	24,000

Notes:
(1)	These persons are members of the Audit Committee.

(2)	These persons are members of the Compensation Committee.

(3)	These persons are members of the Corporate Governance Committee.

(4)	The information as to the number of Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

APPOINTMENT OF AUDITORS

     The Corporation has requested that Ernst & Young LLP, Chartered Accountants of Calgary, Alberta act as independent auditors for the Corporation subject to Shareholder approval. Unless otherwise directed, it is management’s intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until the firm of Ernst & Young LLP, Chartered Accountants is removed from office or resigns as provided by law by the Corporation’s by-laws, and to authorize the directors of the Corporation to fix the remuneration of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation. Ernst & Young LLP, Chartered Accountants, have been the auditors of the Corporation, since August 27, 1999.

AMENDMENT OF STOCK OPTION PLAN TO INCREASE
THE NUMBER OF SHARES RESERVED FOR ISSUANCE

     At the Meeting, a resolution will be proposed to amend the Corporation’s Stock Option Plan (the “Plan”) to increase the number of Common Shares reserved for issuance thereunder. The Plan was established in October, 1999 with the aggregate number of Common Shares reserved for issuance under the plan limited to ten percent of the total number of issued and outstanding Common Shares. The Plan was amended on May 17, 2001 and May 16, 2002 to, among other things, fix the total number of Common Shares reserved for issuance to 2,700,000.

     Since May 16, 2002, a total of 40,000 Common Shares have been issued upon the exercise of options and a total of 108,000 options have been surrendered for cancellation, leaving 2,660,000 Common Shares available for issue under the Plan. Currently, there are options outstanding to purchase 2,653,500 Common Shares, leaving 6,500 Common Shares available for future grants. The Board of Directors has determined that an additional 482,225 Common Shares be reserved for issuance under the Plan and the fixed maximum number of Common Shares reserved under the Plan be amended accordingly.

     The Board of Directors recommends this increase and believes that it is in the best interest of the Corporation as it would allow the Corporation to grant options to new directors, officers, employees and consultants as well as to continue to grant stock options to directors, officers and employees, thereby encouraging longer term commitment and performance consistent with shareholder expectations. The issuance of stock options is a critical component of the Corporation’s total compensation practices. Management and the Compensation Committee of the Corporation manage compensation by ensuring that its employees are competitively compensated with respect to salary and benefits, performance bonuses and stock options. This practice enables the Corporation to attract and maintain top quality people.

     The following table outlines the activity of the Plan since May 16, 2002.

	Options Outstanding	Plan Maximum	Available for Future Grant

May 16, 2002	2,293,000	2,700,000	407,000
Options Granted between May 16, 2002 and April 29, 2003	508,500		(508,500)
Options Exercised between May 16, 2002 and April 29, 2003	(40,000)	(40,000)
Options Surrendered between May 16, 2002 and April 29, 2003	(108,000)		108,000

Total – April 29, 2003	2,653,500	2,660,000	6,500
Proposed Increase		482,225	482,225

Reconstituted Plan, as at May 28, 2003	2,653,500	3,142,225	488,725

     If the Shareholders approve this amendment to the Plan, the number of Common Shares reserved for issuance pursuant to the Plan will represent approximately 14.1% of the issued and outstanding Common Shares.

     At the Meeting, Shareholders will be asked to approve the following resolution.

BE IT RESOLVED, as an ordinary resolution of the shareholders of Oncolytics Biotech Inc. (the “Corporation”), that the amendment to the Corporation’s Stock Option Plan to increase the maximum number of common shares issuable pursuant to the exercise of options granted thereunder by 482,225 common shares, as described in that Information Circular of the Corporation dated April 29, 2003, be and is hereby approved and authorized.

     The foregoing resolution must be approved by a simple majority of votes cast by Shareholders who vote in person or by proxy at the Meeting with respect to this resolution.

FUTURE PRIVATE PLACEMENTS

     The Corporation from time to time investigates opportunities to raise financing on advantageous terms. The Corporation may undertake one or more financings over the next year and, if undertaken, expects some of them to be structured as private placements.

     Under the rules of the TSX the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a diluted basis) prior to giving effect to such transactions (the “TSX 25% Rule”), unless there has been shareholder approval of such transactions.

     The application of the TSX 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities.

     In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital and its operations. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

     The Corporation’s issued and outstanding share capital is currently 22,285,284 Common Shares and the Corporation proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on May 28, 2003 would not exceed 11,142,642 Common Shares in the aggregate, or approximately 50% of the Corporation’s issued and outstanding shares as at April 29, 2003.

     Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a)	it must be substantially with parties at arm’s length to the Corporation;

(b)	it cannot materially affect control of the Corporation;

(c)	it must be completed within a twelve month period following the date the shareholder approval is given; and

(d)	it must comply with the private placement pricing rules of the TSX which currently require that the issue price per Common Share must not be lower than the closing market price of the Common Shares on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the “Market Price”), less the applicable discount, as follows:

Market Price	Maximum Discount

$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

     (For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

     In any event, the TSX retains the discretion to decide whether or not a particular placement is “substantially” at arm’s length or will materially affect control in which case specific shareholder approval may be required.

     In anticipation that the Corporation may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Corporation requests that its shareholders pass an ordinary resolution in the following terms:

BE IT RESOLVED, as an ordinary resolution, that the issuance by the Corporation in one or more private placements during the twelve month period commencing May 28, 2003 of such number of securities that would result in the Corporation issuing or making issuable up to 11,142,642 Common Shares as is more particularly described in that Information Circular of the Corporation dated April 29, 2003, is hereby approved and authorized.

     The foregoing resolution must be approved by a simple majority of votes cast by Shareholders who vote in person or by proxy at the Meeting with respect to this resolution.

INTEREST OF CERTAIN PERSONS TO BE ACTED UPON

     Except as described elsewhere herein, none of the directors or senior officers of the Corporation nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

OTHER MATTERS TO BE ACTED UPON

     Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

EFFECTIVE DATE

     Except as otherwise specified herein, the information set forth in this Information Circular is provided as of April 29, 2003.

APPROVAL OF DIRECTORS AND CERTIFICATE

     The contents and the sending of this Information Circular have been approved by the board of directors of the Corporation.

     The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement no misleading in light of the circumstances in which it was made.

     DATED at Calgary, Alberta effective the 29th day of April, 2003.

(signed) Dr. Bradley G. Thompson President and Chief Executive Officer	(signed) Douglas A. Ball Chief Financial Officer

TECHNOLOGY CHANGING LIFE

2002

Profile

Oncolytics Biotech Inc. (Oncolytics) was formed in 1998 to develop the naturally occurring reovirus as a potential therapeutic for a wide variety of human cancers. The reovirus has been shown to selectively kill certain cancer cells without damaging healthy surrounding cells and tissues. Oncolytics is currently conducting human clinical studies with REOLYSIN®, its proprietary formulation of the reovirus.

Oncolytics trades in Canada on the Toronto Stock Exchange (symbol ONC) and in the United States on the NASDAQ small cap market (symbol ONCY).

PHASE I PATIENT, SEE PAGE 5

2002 Highlights

•	Positive final results for the first Phase I human clinical trial

•	Human clinical trials for T2 prostate cancer and recurrent malignant glioma (brain cancer) were initiated

•	Two additional U.S. patents and the first European patent were issued covering the REOLYSIN® technology

•	Completed development of a commercial manufacturing process for REOLYSIN®

•	Strengthened the management team with the addition of George M. Gill, MD and the Board of Directors with George Masters and William A. Cochrane, OC, MD

CONTENTS

Developing A Successful Cancer Therapeutic	1
Letter to Shareholders	2
REOLYSIN®	4
Clinical and Regulatory Strategy	5
Phase I/II Recurrent Malignant Glioma Trial	6
T2 Prostate Cancer Trial	6
Systemic Administration	7
Objectives for 2003	7
Management & Board of Directors	8

Developing a Successful Cancer Therapeutic

Although we intend to continue to strengthen our foundation, we are now primarily focused on expanding the human safety and efficacy data required to move towards achieving our objective of regulatory approval.

THE KEY BUILDING BLOCKS

Achieving regulatory approval for a new cancer therapeutic is a complex process. Success is dependent upon the assembly of many key building blocks. With a number of essential building blocks now in place, Oncolytics has created a solid foundation to support its development goals for REOLYSIN®. This foundation is represented by:

•	A known mechanism of action involving validated targets;

•	Confirmation that REOLYSIN® is broadly effective in a number of types of cancer in animal models;

•	Demonstration that REOLYSIN® can be easily delivered through a variety of routes of administration;

•	A growing intellectual property portfolio; and,

•	Proven cost-effective, commercial-scale manufacturing capability

1

Letter to Shareholders

During 2002, we made significant progress in advancing the development of REOLYSIN® as a potential cancer therapeutic. We announced positive Phase I study results, initiated two new clinical studies, broadened our patent protection, and further developed our manufacturing process. We also strengthened our senior management team and Board of Directors, and secured additional financing. Through each of these initiatives, we are steadily assembling a solid foundation in support of our primary objective of developing REOLYSIN® as a novel cancer therapeutic.

CLINICAL TRIAL ADVANCEMENTS

In March 2002, we announced positive results from our first Phase I study. The primary outcome of this trial was to examine the safety of REOLYSIN®, which showed a positive safety profile with no dose limiting toxicities. Secondary outcomes measured in the study related to tumour responses. The injected tumours showed regression ranging from 32% to 100% in 11 of 18 of treated patients.

Subsequent to the conclusion of our Phase I trial, in April we commenced a T2 prostate cancer study to evaluate the efficacy and safety of REOLYSIN®. Patients enrolled in this study receive a single injection of REOLYSIN® into their prostate tumour and are then monitored for approximately three weeks before the prostate is surgically removed. Efficacy is then determined through pathological examination of the injected tumour.

In July, we commenced a Phase I/II brain cancer (recurrent malignant glioma) trial. The goal of the Phase I portion of the study is to examine the safety of the product when delivered into the brain. In the Phase II portion of the trial, patients with recurrent glioblastoma multiforme, the most aggressive glioma, will be treated with doses of REOLYSIN® determined by the results of the Phase I study.

We are encouraged by our results to date. The human clinical data is consistent with preclinical animal data, the combination of which continues to support REOLYSIN® as a novel potential cancer therapeutic.

2

INTELLECTUAL PROPERTY & MANUFACTURING

The final success of REOLYSIN® will depend upon our intellectual property protection and manufacturing process as well as clinical data.

We remain focused on strengthening the intellectual property for our REOLYSIN® technology. In 2002, we secured two additional U.S. patents and our first European patent covering REOLYSIN®. Our six issued U.S. patents broadly cover the use of the reovirus as a treatment for cancer, including different cancers, routes of administration, dosing regimens and manufacturing. With over 100 patent applications filed worldwide, we expect to continue to expand our patent protection.

Oncolytics, working in conjunction with its contract manufacturer, has developed a new manufacturing process to allow REOLYSIN® to be produced in the increased quantities needed for expanded clinical trial requirements in 2003 and 2004. In addition, the new manufacturing process should allow REOLYSIN® to be manufactured in commercial quantities sufficient to meet potential demand.

MANAGEMENT & BOARD

In October, Dr. George M. Gill, M.D. joined our management team as Senior Vice President of Clinical and Regulatory Affairs. Dr. Gill brings to Oncolytics more than 30 years of senior-level experience in clinical research and regulatory affairs, and he has supported the advancement of more than 20 products, including 11 cancer products, through the regulatory approval process in the U.S., Canada and Europe. Moving forward, Dr. Gill will play a leading role in overseeing and advancing our clinical trials program.

We also strengthened our Board of Directors with the appointments of George Masters and William A. Cochrane, OC, M.D. Mr. Masters has extensive senior level management experience in international healthcare and biotechnology, including 20 years with Warner-Lambert. Dr. Cochrane is currently the Chairman of Stressgen Biotechnologies Corp. and serves on a number of boards of U.S. and Canadian companies. We are delighted to welcome such distinguished professionals to our Board and we look forward to benefiting from their guidance as we move ahead.

LOOKING AHEAD

In the coming year, we expect to file an application with the U.S. Food and Drug Administration to commence a systemic delivery clinical trial in the United States. If approved, and positive outcomes are achieved, we expect this trial will play a pivotal role in the development of REOLYSIN®.

We look forward to updating you on our progress in the year ahead, as we continue to strengthen our foundation to support the development of REOLYSIN® as a novel cancer therapeutic. On behalf of our Board and everyone at Oncolytics, thank you for your continued support.

Brad Thompson, Ph.D.
Chairman, President and C.E.O.

3

Intellectual Property

Oncolytics’ strategy to protect its intellectual property is focused on securing a multifaceted patent portfolio. The claims in the six U.S. patents issued to date generally cover the use of the reovirus as a cancer therapeutic, but also include areas such as different types of cancer, routes of administration, dosing and manufacturing. We have approximately 100 additional patent applications worldwide covering diverse subjects and we continue to pursue additional filings to expand our patent portfolio for REOLYSIN®.

Manufacturing

Oncolytics recently announced the successful completion of its program for the development of an enhanced commercial process for the manufacturing of REOLYSIN®. The ability to manufacture a drug is a key component of the profile of a successful drug. When this process is run at a commercial scale, it should meet the objective of complying with regulatory guidelines for GMP manufacturing.

REOLYSIN®

Cancer is a group of more than 100 diseases characterized by the uncontrolled growth and spread of abnormal cells in the body and is the second leading cause of death in Canada and the U.S. Over 1.3 million new cancer cases are expected to be diagnosed in the U.S. in 2003 (American Cancer Society). Based on a lifetime risk analysis, approximately half of all men and one-third of all women will develop some form of cancer during their lifetime.

Cancer is generally caused by external environmental factors and inherited genetic defects. Approximately two-thirds of human cancers have some form of mutation or defect along the RAS pathway, which “activates” the pathway. In normal cells, the RAS pathway plays a pivotal role in regulating normal cell growth and division. When the RAS pathway of a cell is activated, normal cell division cannot be regulated and the resulting uncontrolled growth normally leads to cancer. As an activated RAS pathway plays such a significant role in the development of many cancers, inhibition of components of this pathway as a means to combat cancer has attracted significant interest from cancer researchers and the first pharmaceuticals targeting components of this pathway have now been approved.

In 1998, researchers discovered that the reovirus, or Respiratory Enteric Orphan virus, could infect and selectively kill cells with an activated RAS pathway. The reovirus can enter normal cells and cancer cells, but without an activated RAS pathway present the virus cannot multiply in normal cells. In cancer cells with an activated RAS pathway, the reovirus exploits the state of RAS activation to multiply within these cells. The new virus particles produced then infect and kill surrounding cancer cells with activated RAS pathways.

Cancer therapies, such as radiation and some chemotherapies, often kill normal cells along with cancer cells. A goal of cancer researchers has been to discover agents that are more specific in targeting and killing cancer cells while leaving normal cells unaffected. REOLYSIN®, Oncolytics’ proprietary formulation of the reovirus, in addition to showing activity in a large number of types of cancer in animal models, has been well tolerated in animal and human studies completed to date.

4

Clinical and Regulatory Strategy

Oncolytics is pursuing a clinical trial program that answers key technical and clinical questions in a systematic step-wise fashion. Initially we are examining safety through different routes of administration, while concurrently monitoring the effect of the reovirus on individual tumours. The next major step in this clinical program is a systemic delivery clinical study expected to be initiated in 2003.

As REOLYSIN® could be a potential therapy for many cancers, our preclinical strategy has focused on generating safety and efficacy data from a broad range of cancers and modes of delivery. In preclinical studies, REOLYSIN® demonstrated that it is well tolerated when delivered subcutaneously, intracerebrally, and intravenously. Tumour shrinkage and survival benefits were also shown. We are pursuing a similar program for human studies. Our human clinical program initially has focused on prostate and brain cancer in order to look at new routes of administration, to generate further safety data and evidence of viral induced tumour death.

PHASE I TRIAL

In March 2002, Oncolytics announced final results of a Phase I study examining the use of REOLYSIN® in 18 patients with various late-stage cancers that had failed to respond to conventional therapies. The patients were given escalating doses of REOLYSIN® injected directly into subcutaneous metastatic lesions or tumours.

REOLYSIN® was well tolerated in all of the patients. In addition, 11 of 18 patients (61%) experienced regression of the injected tumour ranging from 32% to 100%. Overall, these Phase I results are very promising and consistent with the safety and efficacy data that has been observed in the animal models conducted to date.

PHASE I PATIENT: PRETREATMENT	POST TREATMENT
The picture on the left was taken pretreatment and the picture on the right was taken post treatment. This was graded as a partial response.

5

About Prostate Cancer

Cancer of the prostate is the most commonly diagnosed cancer in men. The American Cancer Society estimates that 220,900 new cases will be diagnosed in the US in 2003, representing 33% of all new male cancers. It is second only to lung cancer as a leading cause of cancer deaths in men. Treatment of local and regional prostate cancer is highly successful with a 97% five-year survival rate. Treatment of advanced or metastatic disease usually involves one or more of hormone therapy, chemotherapy or radiation therapy, and the five-year survival rate is only about 34%.

T2 PROSTATE CANCER TRIAL

Oncolytics began enrolling patients in the T2 prostate cancer trial in the spring of 2002. The T2 prostate cancer trial is intended to evaluate the efficacy as measured by histopathology of intratumoural administration of REOLYSIN® for the treatment of cancer that is restricted to the prostate gland. Patients receive a single injection of REOLYSIN® and are monitored for approximately three weeks, at which time the prostate is surgically removed. The primary endpoint is the response rate as measured by pathological examination of the tumour. This study is the first administration of REOLYSIN® deep into the body in relatively healthy patients and will provide valuable safety and histopathological efficacy data.

PHASE I/II RECURRENT MALIGNANT GLIOMA (BRAIN CANCER) TRIAL

In spring, 2002, Oncolytics initiated a clinical study to investigate the use of REOLYSIN® as a treatment for patients with a variety of late-stage, recurrent brain tumours, collectively known as malignant glioma. Patients enrolled in Phase I portion of the trial receive a single, intratumoural injection of REOLYSIN®. Between 12 and 24 patients are expected to be enrolled in this study, for which the primary endpoint is safety. In Phase II, up to 14 patients with recurrent glioblastoma multiforme (GBM), the most aggressive glioma, will be treated with REOLYSIN® with dosages determined by the results of the Phase I study.

About Brain Cancer

Approximately 40,000 new cases of primary brain cancer and malignant gliomas are diagnosed in North America and Europe each year. Survival rates are low and the probability of tumour recurrence is high. The standard treatment for patients with newly diagnosed malignant gliomas is surgery, followed by radiation therapy and occasionally systemic chemotherapy.

6

Systemic Administration a Primary Focus in 2003

Many cancers spread beyond the original tumour into surrounding tissue. This progression is generally referred to as metastatic disease. Since many cancers are not diagnosed until the disease has metastasized, the largest potential market for REOLYSIN® would be addressed through systemic administration.

Preclinical studies in three animal species have demonstrated that REOLYSIN® is well tolerated when delivered systemically. Tumour regression and survival benefits have also been demonstrated in similar animal studies. The types of cancer being considered for this study include those with high levels of RAS activation. We plan to apply for and commence one or more Phase I/II human systemic administration trials in the U.S. in 2003.

LEADING SITES OF NEW CANCERS:
2003 ESTIMATES

SITE	NEW CASES

PROSTATE	220,900
BREAST	212,600
LUNG	171,900
COLORECTAL	147,500
BLADDER	57,400
MELANOMA	54,200
PANCREAS	30,700

ALL SITES	1,334,100

(SOURCE: CANCER FACTS & FIGURES 2003, AMERICAN CANCER SOCIETY)

OBJECTIVES FOR 2003

•	COMPLETE THE T2 PROSTATE CANCER TRIAL

•	COMPLETE THE PHASE I DOSE ESCALATION PORTION OF THE MALIGNANT GLIOMA TRIAL

•	INITIATE A PHASE I/II SYSTEMIC ADMINISTRATION STUDY

7

Management Team

Bradley Thompson, Ph.D.
Chairman, President and Chief Executive Officer

Doug Ball, C.A.
Chief Financial Officer

George M. Gill, M.D.
Senior Vice President, Clinical and Regulatory Affairs

Matt Coffey, Ph.D.
Vice-President, Product Development

Wayne Schnarr, Ph.D., M.B.A.
Vice President, Corporate Development

Directors

William A. Cochrane, O.C., M.D.
Chairman of Stressgen Biotechnologies Corporation, President of W.A. Cochrane & Associates Inc., Chairman of UTI at the University of Calgary.

George Masters
Chairman of the Board of SignalGene since April 2001 and Director since Sept. 2000. Chairman of the Board of BioCatalyst Yorkton since Dec. 1996. Vice-Chairman of Hemosol since 1992.

Antoine Noujaim, Ph.D.
President & CEO of Virexx Research Inc. since July 2002. Former Chairman of the Board of AltaRex Inc. (tsx: AXO)

Robert B. Schultz, F.C.A.
Chairman of Rockwater Capital Corporation. Former Chairman and CEO of Merrill Lynch Canada from August 1998 to May 1, 2000.

Fred A. Stewart, LL.B., Q.C.
President of Fred Stewart & Associates Inc. (government and corporate relations consulting company) since March 1996.

Bradley Thompson, Ph.D.
Chairman, President & CEO, Oncolytics Biotech Inc.

Doug Ball, C.A.
C.F.O., Oncolytics Biotech Inc.

The Annual and Special Meeting of the Shareholders will be held at the Calgary Science Centre, Discovery Dome 701 — 11 Street SW Calgary, Alberta at 3:30 PM MST on Wednesday, May 28, 2003.

8

INVESTOR RELATIONS
Oncolytics Biotech Inc,
Doug Ball, Chief Financial Officer,
Suite 210, 1167 Kensington Cres NW
Calgary, Alberta Canada T2N 1X7
tel: 403.670.7377 fax: 403.283.0858
www.oncolyticsbiotech.com

Suite 210 — 1167 Kensington Cres NW
Calgary, Alberta Canada T2N 1X7
tel: 403.670.7377 fax: 403.283.0858
www.oncolyticsbiotech.com
tsx: ONC nasdaq: ONCY

ANNUAL REPORT FINANCIAL REVIEW 2002

Profile

Oncolytics Biotech Inc. (Oncolytics) was formed in 1998 to develop the naturally occurring reovirus as a potential therapeutic for a wide variety of human cancers. The reovirus has been shown to selectively kill certain cancer cells without damaging healthy surrounding cells and tissues. Oncolytics is currently conducting human clinical studies with REOLYSIN®, its proprietary formulation of the reovirus.

Oncolytics trades in Canada on the Toronto Stock Exchange (symbol ONC) and in the United States on the NASDAQ small cap market (symbol ONCY).

CONTENTS

Management’s Discussion & Analysis	1
Management’s Responsibility for Financial Reporting	6
Auditors’ Report	7
Financial Statements	8
Notes to Financial Statements	11

AGM The Annual and Special Meeting of the Shareholders will be held at the Calgary Science Centre, Discovery Dome 701 — 11 Street SW, Calgary, Alberta at 3:30 PM MST on Wednesday, May 28, 2003.

Management Discussion and Analysis

This discussion and analysis of the results of the operations and financial condition of the Company should be read in conjunction with the audited financial statements and the related notes for the fiscal year ended December 31, 2002.

THE COMPANY IS A DEVELOPMENT STAGE COMPANY

The Company was incorporated on April 2, 1998 and is a company still in the development stage. The Company has not been profitable since its inception and expects to continue to incur substantial losses from its research and development. The Company does not expect to generate significant revenues until its cancer product becomes commercially viable. The Company is focused on the development of the reovirus (“REOLYSIN®”) as a potential cancer therapeutic, and intends to assess the options for the production, marketing, sales and distribution of this potential product.

GENERAL RISK FACTORS

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that the Company will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a product for approval, the Company will rely upon its employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by the Company.

HIGHLIGHTS

As of December 31, 2002 the Company has incurred a cumulative deficit of $16,450,561. However, through funding and financing arrangements, the Company had, as of December 31, 2002, cash and cash equivalents on hand in the amount of $8,319,244 available to fund its future development programs and general and administrative expenses. See — “Liquidity and Capital Resources”.

RESULTS OF OPERATIONS

During 2002, and 2001, the Company received no revenues related to its products under development. During 2000 the Company received a one time payment of $310,000 from a third party, for a limited right to review and potentially develop the reovirus as a veterinary product. This right has since been terminated.

In 2002, the Company earned $208,867 as interest income on cash balances, which was less than the $655,212 earned during 2001. The reduction is a result of the lower average cash balances during 2002 as compared to 2001, as well as reductions in interest rates on invested balances year over year. See —“Financing Activities”.

The Company incurred expenses of $6,960,252 in 2002, with $4,283,743 (61.5%) related to research and development expenses, $2,102,272 (30.2%) related to operating expenses and $574,237 (8.3%) related to amortization of capital assets. During 2001, the Company incurred expenses of $7,137,243 with $5,116,661 (71.7%) related to research and development expenses (including a $1.0 million milestone payment made to founding shareholders), $1,555,128 (21.8%) related to operating expenses and $465,454 (6.5%) related to amortization of capital assets.

MANUFACTURING

The Company presently intends to continue to utilize contract manufacturing services and facilities (pursuant to a manufacturing agreement with its contract manufacturer) in order to manufacture its clinical supplies of REOLYSIN® while it remains in its research and development stage. During 2002 the Company and its contract manufacturer successfully progressed the development and scale-up of the manufacturing process, and expect to generate additional product for clinical trial purposes during 2003 utilizing this process. The Company recognizes its dependence on its sole supplier of its product, and is pursuing methods of reducing this exposure.

GRANTS AND LOANS

The Company has been successful in obtaining financial assistance through grants and loans from the Alberta Heritage Foundation for Medical Research (“AHFMR”) for the purpose of offsetting expenses related to clinical studies pursuant to the Technology Commercialization Agreement. During the period ended December 31, 1999, the AHFMR provided grants aggregating $75,000 and loans aggregating $150,000 to offset REOLYSIN® development expenditures and operating expenditures. The loan is repayable by the Company to the AHFMR in annual installments from the date of commencement of sales of REOLYSIN® in an amount equal to the lesser of: (a) 5% of the gross revenues generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full. The Company will continue to attempt to offset the costs of clinical trials through government sponsored grants and repayable funding. However the Company cannot be assured of successfully obtaining further grants for any of its potential products.

In accordance with the Clinical Trial Agreement with the Alberta Cancer Board (“ACB”), the Company received funding and overhead support from the ACB to offset the REOLYSIN® Phase I clinical trial expenditures. Under the Clinical Trial Agreement, the Company agreed to repay $400,000 plus an overhead repayment of $100,000, upon sales of product. The Company agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of REOLYSIN®; or (b) $100,000 per annum.

CAPITAL EXPENDITURES

During 2002, the Company invested $860,521 in additional patent expenditures as well as $191,693 to acquire furniture and equipment (including $166,192 for specialized medical equipment for the glioma trial), and for leasehold improvements.

During 2001, the Company expended $200,019 to acquire furniture and equipment, and leasehold improvements as well as $385,494 in continuing to improve the patent protection for its intellectual property.

Other than continuing expenditures to improve the Company’s intellectual property position, which will include expenditures on various foreign filings, the Company does not anticipate any significant additional capital expenditures for the year 2003. Other capital expenditures are expected to include normal operating requirements such as additional equipment, furniture and leasehold improvements.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2002 TO THE YEAR ENDED DECEMBER 31, 2001

No payments were received from or related to products under development in 2002 or 2001. The Company earned $208,867 in interest on cash balances in 2002, compared to $655,212 in 2001. The decrease in 2002 over 2001 was due to decreases in average cash balances during 2002, and reduced interest rates on invested balances.

During 2002, research and development expenses decreased to $4,283,743 from $5,116,661 in 2001. Expenses for 2001 included a milestone payment of $1.0 million dollars to founding shareholders. In 2002 the Company concluded various toxicology studies, and progressed its manufacturing process, while producing additional product for use in its clinical trial program.

Operating expenses increased to $2,102,272 in 2002 as compared to $1,555,128 in 2001 due mainly to increased activities in support of the increased insurance costs (driven by market conditions, as well as additional clinical trial activities) and activities supporting the future growth and direction of the Company.

For 2003, the Company expects costs of patent activities, costs of product development and operations to increase as the clinical program escalates. To the extent that the Company is successful in acquiring a development partner for its product, many of these costs could be offset through payments or assumption by the partner of the costs of the development program.

QUARTERLY FINANCIAL RESULTS (UNAUDITED)

$000s except per share figures	2002 Quarters Ended				2001 Quarters Ended

	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31

Revenue (1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Net loss (2)	1,541	1,990	1,286	1,274	1,356	2,446	1,355	1,014

Loss per common share (3)	$0.07	$0.09	$0.07	$0.07	$0.08	$0.13	$0.07	$0.06

Total assets (4)	17,968	17,331	19,468	16,262	19,073	19,999	20,723	21,945

Total cash (5)	8,319	7,746	9,964	12,018	14,971	15,858	16,635	16,954

Total long-term debt (6)	150	150	150	150	150	150	150	150

Cash dividends declared (7)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

1)	The only other income earned was interest of $208,867 in 2002 and $655,212 in 2001, from cash and cash equivalent balances. There were no extraordinary items included in Net Loss for the periods referred to above.

2)	Net Loss for 2002 was net of income tax recovery of $647,618 and Net Loss for 2001 was net of income tax recovery of $340,570 for 2001 (See note 13 to the financial statements for 2002).

3)	Loss per common share is basic loss per share. Diluted loss per share has not been presented as the effect on loss per share would be anti-dilutive. The basic loss per share for each period, was calculated using the weighted average number of common shares outstanding during the period.

4)	Subsequent to the acquisition of the Company by SYNSORB in April 1999, the Company applied push down accounting. See note 2 to the audited financial statements for 2002.

5)	Cash in 2001 includes proceeds from the exercise of warrants and options. Cash in 2002 includes the proceeds from a private placement, in addition to proceeds from the exercise of options.

6)	The long-term debt recorded in 2002 and 2001 represents repayable loans from the Alberta Heritage Foundation.

7)	The Company has not declared or paid any dividends since incorporation.

FINANCING ACTIVITIES IN 2002

During 2002, in addition to receiving proceeds from the exercise of options of $34,000, the Company raised net proceeds of $1,769,877 through a private placement of 1,000,000 units at $2.00 per unit. Each unit entitled the holder to one common share and one half a common share purchase warrant, with each whole common share purchase warrant providing the right to acquire one common share at $3.00 (see note 10 to the financial statements for 2002).

FINANCING ACTIVITIES IN 2001

During 2001 the Company raised $2,210,016 through the exercise of warrants and options.

REVIEW AND TREATMENT OF RESEARCH AND DEVELOPMENT COSTS

The Company incurs a variety of expenses in carrying out its research and development programs. In order to minimize its overhead expenses, the Company conducts research and development work through various third parties engaged from time to time on a contractual basis. Charges during 2002 in the amount of $4,283,743 ($5,116,661 in 2001) for research and development programs represent approximately 61.5% (71.7% in 2001) of the Company’s total expenditures of $6,960,252 ($7,137,243 in 2001).

The research and development costs of the Company are expensed as they are incurred. Under Canadian generally accepted accounting principles, development costs should be capitalized if certain criteria are met. Companies with major products in clinical trials do not necessarily meet these criteria. The Company’s development costs do not meet the following two criteria: (i) the technical feasibility of the product or process has been established; and (ii) the future market for the product or process is clearly defined. With regard to (i), the Company has completed enrollment in a Phase I clinical study for REOLYSIN®, its product being developed for human use, is presently conducting human clinical studies for prostate and brain cancer, and is planning additional clinical studies in 2003. Until the appropriate clinical studies have been completed, the technical feasibility of this product will not be known. With regard to (ii), the future market for the product will not be clearly defined until the completion of the clinical studies. Clinical studies not only determine the technical feasibility of the product, but also provide information regarding the proper use of the product and, therefore, the future market. Once the feasibility is determined a New Drug Application is made to the appropriate regulatory body. Regulatory approval is required before the product can be marketed. For these reasons, the Company’s development costs are expensed and not capitalized.

CRITICAL ACCOUNTING POLICIES

1. Capitalization and Amortization of Patent Costs

The Company treats third party costs incurred (primarily legal and registration costs) in the development of its Patent portfolio as limited-life intangible assets, and amortizes the costs related to these assets over the lesser of 17 years or their estimated useful life. The Company also reviews, at least annually, the valuation of its Patent costs for impairment known to the Company. If there is an indication of impairment, the Company would assess the fair value of its Patents and would record a reduction if the fair value were less than the book value.

In capitalizing these costs the Company is recognizing the inherent future benefit of Patents, not only in protection of its own potential products, but also as a possible asset that could give rise to revenues in the future through licensing agreements.

While patent life is different in different jurisdictions it is normally considered to be 20 years from date of application. With an assumption of an average of three years from initial Patent application to Patent issuance, the Company has set a maximum of 17 years to amortize the costs from the date of issuance. The Company has then assessed the nature of the market and the continuing efforts to develop and market new and better products, as well as the incurrence of costs associated with Patents that have been issued, and as a result, the Company has chosen to amortize the costs on a straight-line basis over ten years.

As the product to which the Patents relate are in the development stage, with commercial recognition and revenue potential highly uncertain, should the Company experience a significant failure in its clinical trial program or other areas of risk, then the value of the Patents could be in serious question, giving rise to a possible write-down or write-off of the asset.

In the event that the Company is successful in its product development and sale, or other parties enter into licensing agreements with the Company, then it is also possible that the Patents may have a life and value beyond the ten years assumed for the amortization policy.

In any event, the revision to this policy or estimate would impact losses but not impact cash flows.

2. Carrying Value of Investments

The Company presently has minority investments in two publicly traded companies. In both cases the Company has recorded the carrying value at its cost, and in accordance with Canadian GAAP, has assessed these investments for other than temporary decline in value. In both cases the Company has concluded that the decline in value based on current share trading prices is not an other than temporary decline and, as a result, has not reduced its carrying value of these investments. As required under U.S. GAAP, the Company has recorded the unrealized loss in other comprehensive loss for the year ended December 31, 2002, as is indicated in its Canadian to U.S. GAAP reconciliation note.

Should a decline in value occur that is judged to be other than temporary, the resulting writedown would impact losses but not impact cash flows.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and working capital positions were 8,319,244 and $7,184,699 respectively at December 31, 2002 down from December 31, 2001 balances of $14,970,756 and $12,769,203 respectively. The cash and working capital decreases in 2002 resulted primarily from the increased activities during the year in costs associated with patent protection, research and development, as well as increased costs of support operations, and reduced interest income on declining cash balances. The increase in cash usage in the year was partially offset through $1,769,877 in net cash inflows received from the private placement concluded in December, and $34,000 from the exercise of options during the year. Presently, the Company believes it has adequate cash on hand to fund operations into early 2004 based upon current plans for clinical trials, patent protection and product development.

As the Company’s business is in the development stage, access to capital markets is limited. The principal sources for funds are:

•	Issuance of common shares and warrants

•	Exercise of outstanding warrants and options

•	Up-front and milestone payments from partners for product marketing and distribution rights

As research progresses, the Company may seek the support of a strategic partner(s) to accelerate product development. If required, the Company may also seek the support and expertise of a strategic partner(s) to provide marketing and distribution services.

CHANGES IN ACCOUNTING STANDARDS

In September 2001, the CICA issued a new Canadian standard on stock-based compensation that substantially harmonizes Canadian and U.S. GAAP. The new standard requires that stock-based payments, direct awards of stock and awards that call for settlement in cash or other assets be accounted for using a fair value-based method of accounting. The fair value-based method is encouraged for other stock-based compensation plans, but other methods of accounting, such as the intrinsic value method are permitted. Under the fair value method, compensation expense is measured at the grant date and recognized over the service period. Under the intrinsic value method, disclosure is made of earnings and per share amounts as if the fair value method had been used. The new standard has been applied effective January 1, 2002 in accordance with the intrinsic value method.

FUTURE OUTLOOK

The Company anticipates that many important activities related to its clinical trial program, its product manufacturing and its intellectual property development and protection will occur in 2003. The Company concluded its initial Phase I human clinical trial in late 2001, and provided a final report on the trial in early 2002. Given positive interim results from the Phase I trial, the Company commenced a prostate cancer trial in Canada in Q1 of 2002, and commenced the Phase I portion of a Phase I/II human clinical trial for patients with recurrent gliomas (brain tumors) in Canada.

In 2003, the Company presently plans to commence a human clinical trial, which will be designed to test the safety and effectiveness of systemic delivery of REOLYSIN® as a cancer therapy. Presently the Company is reviewing its choices of cancer indications to test, and the most effective endpoints to include in the protocol to be developed and submitted.

The Company plans to continue its focus on establishing strategic relationships with partners who can provide expertise in marketing and distribution, as well as assistance with research and development.

Except for historical information, this review contains statements which by their nature are forward-looking and which involve known and unknown risks, delays, uncertainties and other factors not under the Company’s control. Any of these factors may cause actual results, performance or achievement of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements. These factors include, but are not limited to, results of current or pending clinical trials, actions by the Food and Drug Administration in the United States or the Health Protection Branch in Canada, as well as those factors detailed in the Company’s regulatory filings.

Management Report

In management’s opinion, the accompanying financial statements have been properly prepared within reasonable limits of materiality and within the framework of appropriately selected Canadian generally accepted accounting principles and policies consistently applied and summarized in the financial statements.

Management is responsible for the integrity of the financial statements. Financial statements generally include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Based on careful judgments by management, such estimates have been properly reflected in the accompanying financial statements. Systems of internal control are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial purposes.

The external auditors conducted an independent examination of corporate and accounting records in accordance with generally accepted auditing standards to express their opinion on the financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the financial statements are presented fairly.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that responsibilities are properly discharged and to review financial statements before they are presented to the Board of Directors for approval.

Brad Thompson, PhD	Doug Ball, CA
Chairman, President and CEO	Chief Financial Officer

Auditors’ Report

To the Shareholders of Oncolytics Biotech Inc.

We have audited the balance sheets of Oncolytics Biotech Inc. as at December 31, 2002 and 2001 and the statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2002 and for the cumulative period from inception on April 2, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 and the cumulative period from inception on April 2, 1998 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada	Ernst & Young LLP
February 13, 2003	Chartered Accountants

Balance Sheets

As At December 31	$2002	2001

ASSETS
Current
Cash and cash equivalents	8,319,244	14,970,756
Accounts receivable	48,536	95,321
Prepaid expenses	77,158	24,189

	8,444,938	15,090,266
Capital assets (note 4)	4,516,813	3,982,293
Investments (notes 6 and 8)	5,006,503	—

	17,968,254	19,072,559

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,260,239	2,321,063

Alberta Heritage Foundation loan (note 5)	150,000	150,000

Future income tax liability (note 13)	—	647,618

Commitments and contingency (notes 7 and 9)
Shareholders’ Equity
Share Capital (note 10)
Authorized: unlimited
Issued: 22,145,284 (2000 — 19,191,395)	30,305,858	23,812,953
Contributed surplus (note 2, 8 & 10)	2,702,718	2,500,000
Deficit	(16,450,561)	(10,359,075)

	16,558,015	15,953,878

	17,968,254	19,072,559

See accompanying notes

On behalf of the Board:

Brad Thompson	Doug Ball
Director	Director

Statement of Loss and Deficit

				Cumulative
				from inception
				on April 2,
For the years ended December 31	$2002	2001	2000	1998

Revenue
Rights revenue (note 11)	—	—	310,000	310,000
Interest income	208,867	655,212	905,690	1,772,678

	208,867	655,212	1,215,690	2,082,678

Expenses
Research and development	4,283,743	5,116,661	3,689,815	13,576,881
Operating	2,102,272	1,555,128	1,060,643	4,807,073
Amortization	574,237	465,454	205,196	1,246,566

	6,960,252	7,137,243	4,955,654	19,630,520

Loss before income tax	6,751,385	6,482,031	3,739,964	17,547,842
Income tax recovery (note 13)	(659,899)	(310,570)	(126,812)	(1,097,281)

Net loss for the year	6,091,486	6,171,461	3,613,152	16,450,561
Deficit, beginning of the year	10,359,075	4,187,614	574,462	—

Deficit, end of year	16,450,561	10,359,075	4,187,614	16,450,561

Basic and diluted loss per share (note 12)	(0.30)	(0.34)	(0.22)

See accompanying notes

Statement of Cash Flows

				Cumulative
				from inception
				on April 2,
For the years ended December 31	$2002	2001	2000	1998

OPERATING ACTIVITIES
Net loss for the year	(6,091,486)	(6,171,461)	(3,613,152)	(16,450,561)
Deduct non-cash items
Amortization	574,237	465,454	205,196	1,246,566
Income tax recovery	(647,618)	(340,570)	(126,812)	(1,115,000)
Non-cash compensation (note 10)	32,718	—	—	32,718
Net changes in non-cash working capital	(1,123,551)	1,773,720	376,769	1,065,370

	(7,255,700)	(4,272,857)	(3,157,999)	(15,220,907)

INVESTING ACTIVITIES
Capital asset expenditures	(1,052,214)	(585,513)	(372,823)	(2,079,200)
Investment in Transition Therapeutics Inc. (note 8)	(20,352)	—	—	(20,352)
Investment in BCY LifeSciences Inc. (note 8)	(127,123)	—	—	(127,123)

	(1,199,689)	(585,513)	(373,823)	(2,226,675)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	—	150,000
Proceeds from exercise of stock options and warrants	34,000	2,210,016	501,010	2,760,103
Proceeds from private placement (note 10)	1,769,877	—	2,998,645	6,673,520
Proceeds from issue of common shares	—	—	13,101,100	16,183,203

	1,803,877	2,210,016	16,600,755	25,766,826

Increase (decrease) in cash during the year	(6,651,512)	(2,648,354)	13,069,933	8,319,244
Cash and cash equivalents, beginning of the year	14,970,756	17,619,110	4,549,177	—

Cash and cash equivalents, end of the year	8,319,244	14,970,756	17,619,110	8,319,244

Cash interest received	218,129	655,212	905,690

Cash taxes paid	18,114	39,870	—

See accompanying notes

Notes to Financial Statements

December 31, 2002 and 2001

1. INCORPORATION AND NATURE OF OPERATIONS

Oncolytics Biotech Inc. (the “Company”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, the Company changed its name to Oncolytics Biotech Inc.

The Company is a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. The product being developed by the Company may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

2. BASIS OF FINANCIAL STATEMENT PRESENTATION

On April 21, 1999, SYNSORB Biotech Inc. (“SYNSORB”) purchased all of the shares of the Company. In connection with the acquisition, the basis of accounting for the assets and liabilities of Oncolytics was changed to reflect SYNSORB’s cost of acquiring its interest in such assets and liabilities (i.e. reflecting SYNSORB’s purchase cost in the financial statements of the Company). The amount by which SYNSORB’s purchase price exceeded the underlying net book value of the Company’s assets and liabilities at April 21, 1999 was $2,500,000. Such amount has been credited to contributed surplus and charged to intellectual property which will be amortized to income based on the established amortization policies for such assets. Subsequent to April 21, 1999 SYNSORB’s ownership has been diluted through public offerings of the Company’s common shares and sales of shares by SYNSORB. Effective May 15, 2002, SYNSORB distributed 4,000,000 shares of the Company to its shareholders [note 6]. The 725,000 shares of the Company remaining after the distribution were sold before December 31, 2002. As a result, as of December 31, 2002, SYNSORB no longer has any ownership interest in the Company (December 31, 2001 — 32.6%).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. These policies are, in all material respects, in accordance with United States generally accepted accounting principles except as disclosed in note 15. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

i) Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the Company’s financial statements include determination of the expected net recovery from and the amortization period of intellectual property.

ii) Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and balances with banks, as well as highly liquid short-term investments with a term of less than three months earning an average interest rate of 2.2% (2001 — 4.0%).

iii) Capital assets

Capital assets are recorded at cost. Amortization is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the declining balance method at the following annual rates:

Medical and office equipment and furniture	20%
Computer equipment	30%
Leasehold improvements	Straight line over the term of the lease

Costs relating to acquiring and establishing intellectual property (mainly patents) are recorded at cost, net of recoveries. Amortization of the intellectual property is on a straight-line basis over seventeen years or estimated useful life, whichever is shorter, and begins on the earlier of a patent being granted or its utilization. The Company assesses potential impairment of its intellectual property at least on an annual basis by measuring the expected net recovery from products based on the use of the intellectual property.

Effective January 2, 2002, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) standard for goodwill and other intangibles. Under the new standard, goodwill and certain intangibles are no longer subject to amortization, but are instead tested for impairment at least annually. The Company has assessed the application of this policy with respect to its intangible assets and determined that there is no reclassification required, and no impact on the carrying value of its assets, or on the net loss or loss per share for the year. Under the new standard, the Company’s (mainly patents) continue to be amortized on the basis described above.

iv) Investments

Investments are accounted for at cost and written down only when there is evidence that a decline in value that is other than temporary has occurred.

v) Financial instruments

Financial instruments of the Company consist of cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities, and the Alberta Heritage Foundation loan. As at December 31, 2002 and 2001, there are no significant differences between the carrying values of these amounts and their estimated market values, with the exception of investments whose market value at December 31, 2002 was $2,537,089, determined by the closing market value of the investees’ shares. No write-downs to market value have been recorded in the financial statements as based on management’s present assessments, there was not sufficient evidence at year-end that a decline in the market value of the investments was other than temporary.

vi) Foreign exchange

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. Exchange gains and losses are included in net loss for the year.

vii) Research and development

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of the development costs have been expensed.

viii) Loss per common share

Basic loss per share is determined using the weighted average number of common shares outstanding during the period.

The Company uses the treasury stock method to calculate diluted loss per share. Under this method, diluted loss per share is computed in a manner consistent with basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

ix) Options and warrants

The Company has one stock option plan available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the exercise price of each option equals the market price of the Company’s stock on the date of grant in accordance with Toronto Stock Exchange guidelines, vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than ten years from the date of grant.

On January 1, 2002, the Company prospectively adopted the new CICA standard for stock-based compensation. The new standard requires that stock-based payments to non-employees, direct awards of stock and awards that call for settlement in cash or other assets be accounted for using the fair value method of accounting. The fair value method is encouraged for other stock-based compensation plans, but other methods of accounting, such as the intrinsic value method, are permitted. Under the fair value method, compensation expense is measured at the grant date and recognized over the service period. A modification of the terms of an award that makes it more valuable, including re-pricing of options, is treated as if it were an exchange of the original award for a new award. The incremental value is recorded as additional compensation cost. Under the intrinsic value method, compensation expense is determined as the difference between the fair value and the exercise price of the equity instrument granted. If the intrinsic value method is used, pro forma disclosure is made of earnings or losses and the related per share amounts as if the fair value method had been used. The Company has elected to use the intrinsic value method of accounting for employee options issued under the fixed stock option plan. Accordingly, no compensation expense has been recognized for this plan for stock options granted to employees, officers and directors.

Stock based compensation to non-employees is recorded at the fair market value based on the fair value of the consideration received, or the fair value of the equity instruments, or liabilities incurred, whichever is more reliably measurable, on the earlier of the date at which a performance commitment is reached, performance is achieved, or the vesting date of the options.

x) Future income taxes

The Company follows the liability method of accounting for income taxes. Under the liability method, future income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the change.

4. CAPITAL ASSETS

	2002			2001

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Intellectual property	5,303,134	1,095,263	4,207,871	4,386,071	614,895	3,771,176
Medical equipment	166,192	30,558	135,634	—	—	—
Office equipment	29,378	9,508	19,870	29,158	3,503	25,655
Office furniture	77,396	25,378	52,018	72,461	10,127	62,334
Computer equipment	86,443	49,203	37,240	75,109	24,032	51,077
Leasehold improvements	100,834	36,654	64,180	91,821	19,770	72,051

	5,763,377	1,246,564	4,516,813	4,654,620	672,327	3,982,293

5. ALBERTA HERITAGE FOUNDATION LOAN

The Company has received a non-interest bearing loan of $150,000 from the Alberta Heritage Foundation for Medical Research. Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.

6. RELATED PARTY TRANSACTIONS

On May 7, 2002, the shareholders of SYNSORB and the Company approved an arrangement whereby the Company would release from escrow 4,000,000 common shares held by SYNSORB. As consideration, SYNSORB provided the Company with 1,500,000 common shares of BCY Life Sciences (“BCY”) along with the rights to receive an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY. In the fourth quarter, the Company received 200,000 of these 400,000 common shares. These 1,700,000 commons shares in BCY have been recorded at $170,000 based on the quoted market price of the BCY common shares with an offsetting credit recorded to contributed surplus.

7. COMMITMENTS

The Company is committed to payments totaling $1,672,121 during 2003 for activities primarily related to product manufacturing as well as continuing toxicology and process related costs.

The Company is committed to monthly rental payments (including the Company’s portion of operating costs) of $10,788 under the terms of a lease for office premises, which expires on May 31, 2006.

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), the Company has agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, only if sales of a specified product occurs. The Company agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.

8. INVESTMENTS

On April 23, 2002, the Company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for a total consideration of $127,123 (including costs of $2,123). The combined 2,394,445 shares owned by the Company [note 6] represent approximately 7.6% of the issued and outstanding shares of BCY at December 31, 2002.

On June 14, 2002, the Company acquired 6,890,000 common shares of Transition Therapeutics Inc. (“TTH”), a public company, through the issuance of 1,913,889 common shares of the Company from treasury. This represents approximately 11.5% of the common shares of TTH issued and outstanding as at December 31, 2002. The investment has been recorded at $4,709,380 (including acquisition costs of $20,352) based on the trading price of the Company’s shares.

9. CONTINGENCY

During 1999, the Company assumed certain obligations in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB (“Purchaser”) and the former shareholders of the Company to make milestone payments and royalty payments.

As of December 31, 2002, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt, in any country, from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. If the Purchaser receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, the Company has assumed an obligation to pay to the vendors under the Agreement, twenty (20%) percent of the royalty payments and other payments received by the Purchaser. If the Purchaser develops the reovirus treatment to the point where it may be marketed by the Purchaser at the commercial level, the payments referred to in the foregoing sentence will be replaced by a royalty payment of four (4%) percent of Net Sales received by the Purchaser for such products.

10. SHARE CAPITAL

Authorized: Unlimited number of common shares

	Number of	Amount
Issued	Common Shares	$

Balance, December 31, 1998	2,145,300	4
Issued on exercise of stock options	76,922	77

	2,222,222	81

July 29, 1999 share split (a)	6,750,000	81
Issued for cash pursuant to July 30, 1999 private placement (net of share issue costs of $45,000) (b)	1,500,000	855,000
Issued for cash pursuant to August 24, 1999 private placement	1,399,997	1,049,998
Issued on initial public offering (net of share issue costs of $317,897) (c)	4,000,000	3,082,103
Issued for cash pursuant to exercise of share purchase warrants (b)	20,000	15,000

Balance, December 31, 1999	13,669,997	5,002,182
Issued on exercise of stock options and warrants	573,910	501,010
Issued for cash pursuant to July 17, 2000 private placement (d)	244,898	2,998,645
Issued on public offering (net of share issue costs of $998,900) (e)	3,000,000	13,101,100

Balance, December 31, 2000	17,488,805	21,602,937
Issued on exercise of stock options and warrants	1,702,590	2,210,016

Balance, December 31, 2001	19,191,395	23,812,953
Issued on exercise of stock options	40,000	34,000
Issued on acquisition of the interest in TTH (f)	1,913,889	4,689,028
Issued for cash pursuant to December 11, 2002 private placement (net of share issue costs of $230,123) (g)	1,000,000	1,769,877

Balance, December 31, 2002	22,145,284	30,305,858

(a)	Pursuant to subsection 167(1)(f) of the Business Corporations Act (Alberta), the Articles of the Company were amended by subdividing the 2,222,222 issued and outstanding common shares of the Company into 6,750,000 common shares.

(b)	Pursuant to the private placement, 1,500,000 common share purchase warrants were issued entitling the holders thereof to acquire one additional share at $0.75 per share until November 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(c)	Pursuant to the initial public offering, the agent was issued common share purchase warrants entitling it to acquire 400,000 common shares at $0.85 per share until May 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(d)	Pursuant to the private placement, 244,898 common shares were issued at an issue price of $12.25 per share net of issue costs of $1,355.

(e)	Pursuant to a special warrant offering, the Company sold 3,000,000 special warrants for $4.70 per warrant for net proceeds of $13,101,100. Each warrant entitled the holder to one common share upon exercise. At December 31, 2001, all of the warrants had been exercised.

(f)	Pursuant to the acquisition of 6,890,000 common shares of TTH from existing shareholders of TTH, 1,913,889 common shares were issued from treasury [note 8].

(g)	Pursuant to the private placement, 1,000,000 common shares were issued at an issue price of $2 per share net of issue costs of $230,123. Each common share had an associated one-half of one common share purchase warrant for a total of 500,000 warrants. Each whole common share purchase warrant will entitle the holder to acquire one common share in the capital of the Company upon payment of $3 per share until June 11, 2004. In addition, the company issued 50,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. At December 31, 2002, none of the warrants have been exercised.

Stock Option Plan

The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding at December 31, 2002:

	2002		2001

	Stock	Weighted Average	Stock	Weighted Average
	Options	Share Price $	Options	Share Price $

Outstanding at beginning of year	2,308,000	5.40	1,616,770	4.03
Granted during year	558,500	2.33	747,750	8.02
Cancelled during year	(173,000)	10.39	(1,920)	10.90
Exercised during year	(40,000)	0.85	(54,600)	0.85

Outstanding at end of year	2,653,500	4.40	2,308,000	5.40

Options exercisable at end of year	2,414,500	4.33	1,951,333	4.80

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2002:

		Weighted Average
Range of		Remaining	Weighted Average		Weighted Average
Exercise Prices $	Number Outstanding	Contractual Life (years)	Exercise Price $	Number Exercisable	Exercise Price $

0 — 0.85	1,012,250	6.8	0.85	1,012,250	0.85
1.79 — 2.37	296,000	9.8	1.90	205,334	1.91
2.70 — 3.26	300,250	9.2	2.79	276,916	2.80
6.77 — 7.50	187,000	8.9	7.30	187,000	7.30
7.99 — 9.76	715,000	8.1	8.74	590,000	8.90
12.15 — 13.50	143,000	7.8	12.63	143,000	12.63

	2,653,500	8.0	4.40	2,414,500	4.33

The outstanding options vest annually or after the completion of certain milestones. The Company has reserved 2,653,500 common shares for issuance relating to outstanding stock options.

As the Company is following the intrinsic value method of accounting for employee options, no compensation expense has been recorded for the year with respect to employee options. The following table provides pro forma measures of net loss and net loss per share, had compensation expense been recognized based on the estimated fair value of the employee options on the grant date in accordance with the fair value method of accounting for stock-based compensation. As the accounting policy has been applied prospectively, disclosure for awards granted prior to January 1, 2002 has been omitted.

The pro forma measures below also include additional compensation expense of $49,830, which represents the impact of 57,750 employee options repriced during the year. These options, which were originally priced at amounts ranging from $3.49 to $12.15, were repriced in May 2002 to the then-current market price of the Company’s shares of $2.70. As there was no intrinsic value associated with these stock options at year-end, no compensation expense has been recognized in the financial statements with respect to these options.

		Year Ended
	$	December 31, 2002

Reported net loss		6,091,486
Compensation expense		689,373
Pro forma net loss		6,780,859
Reported basic and basic and diluted net loss per share		0.30
Compensation expense per share		0.03
Pro forma basic and diluted net loss per share		0.33

The estimated fair value of stock options issued or repriced during the year was determined using the Black-Scholes model using the following weighted average assumptions, resulting in a weighted average fair value of $1.35 per option. As the policy has been applied prospectively, comparative information has not been provided.

2002

Risk-free interest rate	3.61%
Expected hold period to exercise	2 years
Volatility in the price of the corporation’s shares	105%
Dividend yield	0%

During the year, the Company granted 46,000 options to consultants for services to be provided in the current and future years. The grant of these options was accounted for at fair value of the equity instruments, determined using the Black-Scholes model using the following weighted average assumptions, resulting in a weighted average fair value of $0.90 per option: risk-free interest rate — 3.45%, expected hold period to exercise — 2 years, volatility in the price of the corporation’s shares — 83%, and dividend yield — 0%. The Company recognizes compensation expense for these awards over the period when services are provided, which corresponds to the vesting period of the options. During the year, the Company recorded $21,128 as the associated compensation expense, with an offsetting credit to contributed surplus.

The Company had previously granted 48,000 share incentive rights to a non-employee which, when exercised by the holder, would require payment in cash or shares, at the sole option of the Company for amounts in excess of $8.30 based on the weighted average trading price for the ten trading days prior to the exercise. The terms of the rights were modified in November 2002 to extend the vesting period and reduce the exercise price to $2.31. The Company accounted for this transaction with a non-employee, including the modification of the terms of the instrument, at fair value determined using the Black-Scholes model, utilizing the following assumptions: risk-free interest rate — 3.47%, expected hold period to exercise — 2 years, volatility in the price of the corporation’s shares — 75.9%, and dividend yield — 0%. The related compensation expense recorded for the year was $11,590, with an offsetting credit to contributed surplus.

In addition, the Company has 550,000 warrants outstanding at December 31, 2002 exercisable into common shares at $3 per share until June 11, 2004 [note 10 (g)].

11. RIGHTS REVENUE

In 2000, the Company received $310,000 in exchange for the right to perform a proof of concept study on its technology. The study has been terminated and the Company has no further obligation under this agreement.

12. LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2002 of 20,311,238 (2001 - 18,290,141). The effect of any potential exercise of the Company’s stock options and warrants outstanding during the years has been excluded from the calculation of diluted earnings per share, as it would be anti-dilutive.

13. INCOME TAXES

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before tax as follows:

	$$2002	2001	2000

Loss before tax	(6,751,385)	(6,171,461)	(3,739,964)
Statutory Canadian corporate tax rate	39.24%	43%	45%
Anticipated tax recovery	(2,649,243)	(2,653,728)	(1,682,984)
Change in tax rate	228,892	(185,125)	(80,333)
Non-deductible expenses (a)	10,398	432,150	901,586
Tax benefit of losses not recorded (b)	1,762,335	2,066,133	734,919

Future income tax recovery	(647,618)	(340,570)	(126,812)
Large corporations tax	(12,281)	30,000	—

	(659,899)	(310,570)	(126,812)

(a)	Included are milestone payments ($nil in 2002; $1,000,000 in 2001; $2,000,000 in 2000) that were incurred by the Company. These milestone payments are not deductible for tax purposes.

(b)	The Company has non-capital losses for income tax purposes of approximately $6,286,000, which are available for application against future taxable income and which expire in 2008 ($2,819,000) and 2009 ($3,467,000). The potential benefits resulting from the non-capital losses have been recognized in the financial statements in the year only to the extent they are more likely than not of being realized.

(c)	The Company has scientific research and experimental development claims of approximately $6,100,000 which are available for application against future taxable income.

The components of the Company’s future income tax liability are as follows:

	$$2002	2001

Non-capital loss carryforwards	2,451,540	3,142,723
Scientific research and experimental development	2,379,000	—
Undepreciated capital costs in excess of book value of capital assets	49,755	37,539
Net book value of intellectual property in excess of tax value	(541,294)	(647,618)
Share issue costs	235,538	310,422
Valuation allowance	(4,574,539)	(3,490,684)

Future tax liability	—	(647,618)

14. ECONOMIC DEPENDENCE

The Company currently contracts the production and receives its supplies of REOLYSIN® from one U.S. based supplier. There are a limited number of potential producers and suppliers of REOLYSIN®. As a result, any significant disruption of the services provided by this supplier has the potential to delay the progress of the clinical trial process.

15. RECONCILIATION OF CANADIAN GAAP TO US GAAP

The financial statements of the Company are prepared in accordance with Canadian GAAP which, in most respects, conforms to US GAAP. Significant differences between Canadian and US GAAP are as follows:

						Cumulative
						from inception
			December 31	December 31	December 31	on April 2,
	$	Notes	2002	2001	2000	1998

Net loss — Canadian GAAP			6,091,486	6,171,461	3,613,152	16,450,561
Amortization of intellectual property		(1)	(361,500)	(361,500)	(180,750)	(903,750)
In process research and development		(1)	—	—	—	2,500,000
Future income tax recovery		(1)	647,618	340,570	126,812	1,115,000

Net loss — US GAAP			6,377,604	6,150,531	3,559,214	19,161,811
Unrealized losses on available-for-sale securities		(2)	2,469,414	—	—	2,469,414
Comprehensive loss — US GAAP			8,847,018	6,150,531	3,559,214	21,631,225

Basic and diluted loss per common share — US GAAP			(0.31)	(0.34)	(0.22)	—
Basic and diluted comprehensive loss per common share — US GAAP			(0.44)	(0.34)	(0.22)	—

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Balance sheet items in accordance with US GAAP are as follows:

		December 31, 2002		December 31, 2001

	Notes	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Capital assets	(1)	4,516,813	1,805,563	3,982,293	909,543
Investments	(2)	5,006,503	2,537,089
Future income taxes	(1)	—	—	647,618	—
Deficit	(1)	16,450,561	19,161,811	10,359,075	12,784,207
Other comprehensive loss	(2)	—	2,469,414	—	—

1.     “Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the Corporation’s shares comprises intangible assets related to in-process research and development activities. Under US GAAP, these items are expensed on acquisition.

As a result of charging $2,500,000 to expense in 1999 for US GAAP purposes, the amortization of the intellectual property and the future income tax recovery and future income tax liability related to intellectual property recorded for Canadian GAAP purposes has been reversed.

2.     Unrealized Losses on Investments

Under U.S. GAAP, equity securities, having a readily determinable fair value and not classified as trading securities, are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses included in comprehensive income or loss and reported as a separate component of shareholders’ equity net of related future income taxes. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value.

The related write-downs are included in earnings as realized losses. Under Canadian GAAP, available-for-sale securities are carried at cost and written down only when there is evidence that a decline in value that is other than temporary has occurred.

Future income tax recovery associated with the unrealized losses on the Company’s available-for-sale securities has not been recorded, as it is considered not more likely than not to be realized.

Stock Based Employee Compensation

Under US GAAP, the Corporation applies the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock option plans. Accordingly, no compensation cost is recognized in the accounts for employee options as they are granted with an exercise price that approximates the prevailing market price.

Under US GAAP, FAS 123 requires the reporting of pro forma amounts for compensation expense that would have been recorded for the issuance of employee compensatory share options using an option pricing model. For the purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis. For those options with pro rata vesting, the service period over which compensation is accrued as a charge to expense is determined separately for each portion vesting.

As the Company adopted the provisions of the new CICA standard for stock based compensation prospectively, no pro-forma disclosures have been provided under Canadian GAAP for those employee options that were granted prior to January 1, 2002. The following additional pro-forma disclosure would be provided under US GAAP with respect to the fair value of employee options granted prior to January 1, 2002.

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	$2002	2001	2000

Risk free interest rate	3.61%	5.0%	5.6%
Dividend yield	0%	0%	0%
Volatility factors of expected market price	105%	87%	193%
Weighted average expected life of the options	2 years	2 years	2 years

Pro forma disclosures of loss and loss per common share are presented below as if the Company had adopted the cost recognition requirements under FAS 123 from inception

		$2002	2001	2000

Net Loss	Pro forma — Canadian GAAP	6,780,859	—	—

	As reported — US GAAP	6,377,604	6,150,531	3,559,214

	Pro forma — US GAAP	7,186,991	10,088,657	8,231,634

Basic and diluted net loss per common share	Pro forma — Canadian GAAP ($/share)	(0.33)	—	—

	As reported — US GAAP	(0.31)	(0.34)	(0.22)

	Pro forma — US GAAP ($/share)	(0.35)	(0.55)	(0.50)

16. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year’s presentation.

SHAREHOLDER INFORMATION

For annual and quarterly reports, news releases and other investor information, please contact:

Oncolytics Biotech Inc

Doug Ball, Chief Financial Officer
Suite 210, 1167 Kensington Cres NW, Calgary,
Alberta Canada T2N 1X7 tel: 403.670.7377 fax:
403.283.0858 www.oncolyticsbiotech.com

Auditor Ernst & Young LLP, 1000 Ernst & Young
Tower, 440 — 2 Avenue SW, Calgary, AB T2P 5E9

Transfer Agent Computershare Trust Company of
Canada, Calgary, Alberta For change of address,
lost stock certificates and other related inquiries
contact: caregistryinfo@computershare.com

Legal Counsel Bennett Jones LLP, Barristers &
Solicitors, 4500 Bankers Hall East, 855 — 2 Street
SW, Calgary, AB T2P 4K7

Stock Listing Toronto Stock Exchange: ONC
NASDAQ Small Cap Market: ONCY

Suite 210 — 1167 Kensington Cres NW
Calgary, Alberta Canada T2N 1X7
tel: 403.670.7377 fax: 403.283.0858
www.oncolyticsbiotech.com
tsx: ONC nasdaq: ONCY